UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                            METALLINE MINING COMPANY
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)


                                    591257100
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                                 (CUSIP NUMBER)


                                  March 6, 2007
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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

CUSIP NO.  591257100
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Duncan Hsia
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2. Check the appropriate Box if a Member of a Group (See Instructions)

   (a)

   (b)
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3. SEC Use Only
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4. Citizenship or Place of Organization U.S.
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Number of         5.       Sole Voting Power 1,807,328
Shares Bene-      --------------------------------------------------------------
ficially by       6.       Shared Voting Power 840,000**
Owned by Each     --------------------------------------------------------------
Reporting         7.       Sole Dispositive Power 1,807,328
Person With:      --------------------------------------------------------------
                  8.       Shared Dispositive Power 840,000**
--------------------------------------------------------------------------------
**These shares are beneficially owned by Mr. Hsia's spouse.

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,647,328
--------------------------------------------------------------------------------

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)
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11 Percent of Class Represented by Amount in Row (9) 6.9%
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12 Type of Reporting Person (See Instructions) IN
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Item 1

   (a) Name of Issuer:                                  Metalline Mining Company

   (b) Address of Issuer's Principal Executive
       Offices:                                         1330 E. Margaret Avenue
                                                        Coeur d'Alene,
                                                        Idaho 83815

Item 2

   (a) Name of Person Filing:                           Duncan Hsia

   (b) Address of Principal Business Office or,
       if none, residence:                              3909 Harvest Knoll
                                                        Drive Richardson,
                                                        TX 75082

   (c) Citizenship:                                     U.S.

   (d) Title of Class of Securities:                    Common Stock

   (e) CUSIP Number:                                    591257100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e) |_| An investment adviser in accordance with ss.240.13d-
              1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount beneficially owned:                       2,647,328

   (b) Percent of class:                                6.9%

   (c) Number of shares as to which the person has:


      (i) Sole power to vote or to direct the vote      1,807,328

      (ii) Shared power to vote or to direct the vote   840,000**

      (iii) Sole power to dispose or to direct the
            disposition of                              1,807,328

      (iv) Shared power to dispose or to direct the
           disposition of                               840,000**

**These shares are beneficially owned by Mr. Hsia's spouse.

Item 5. Ownership of Five Percent or Less of a Class. Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8. Identification and Classification of Members of the Group. Not
Applicable

Item 9. Notice of Dissolution of Group. Not Applicable

Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           March 16, 2007
                                           ---------------
                                           Date

                                           /s/ Duncan Hsia
                                           ---------------
                                           Signature

                                           ---------------
                                           Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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